Exhibit 99.2



                       BANCO ITAU HOLDING FINANCEIRA S.A.
    CNPJ. 60.872.504/0001-23                             A Publicly Held Company



                          DISCLOSURE OF A MATERIAL FACT


                       DISTRIBUTION OF INTEREST ON CAPITAL
        COMPLEMENTARY TO INTEREST DISTRIBUTED IN THE FINANCIAL YEAR 2003


                     We wish to inform our Stockholders that at a meeting of the Administrative Council held on February 16 2004, it was decided:

1. to declare complementary interest on capital to that paid and declared for the fiscal year 2003, in the amount of R$ 0.88 per thousand shares, for payment on March 5 2004, with 15% income tax to be withheld at source, resulting in net interest of R$ 0.748 per thousand shares, except for those stockholders proven to be immune or exempt, based on each stockholder's position as of February 26 2004;

2. to pay, also on March 5 2004, the complementary interest on capital declared by this Council, in a meeting held on December 15, 2003, in the amount of R$ 5.74 per thousand shares, less 15% income tax at source, resulting in net interest of R$ 4.879 per thousand shares, except in the case of those stockholders already certified as either not subject to or exempt from such a tax payment. The individual allocation of this interest was done on December 30 2003, based on each stockholder's position as of December 30 2003, as has already been made public.

                                 Sao Paulo-SP, February 16, 2004.

                             BANCO ITAU HOLDING FINANCEIRA S.A.



                                              ALFREDO EGYDIO SETUBAL
                                           Investor Relations Director